Via EDGAR

August 30, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Christopher Dunham

Re:	Equity Bancshares, Inc.
Registration Statement on Form S-4 (as amended)
File No. 333-219975

Ladies and Gentlemen:

Equity Bancshares, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 12:00 p.m., Eastern Time, on September 1, 2017, or as soon practicable thereafter.

Please contact Michael G. Keeley of Norton Rose Fulbright US LLP at (214) 855-3906 with any questions you may have regarding this request. In addition, please notify Mr. Keeley by telephone when this request for acceleration has been granted.

Respectfully,

Equity Bancshares, Inc.

By:	/s/ Brad S. Elliott
Name:	Brad S. Elliott
Title:	Chairman and Chief Executive Officer

cc:	Gregory H. Kossover, Equity Bancshares, Inc.
Michael G. Keeley, Norton Rose Fulbright US LLP